FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: March 19, 2003

By:

 /s/ Peter Barnes

 Name

Its:

Executive Vice-President

(Title)

FOR IMMEDIATE RELEASE

March 19, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON RIVER REPORTS SOLID EARNINGS

March 19, 2003 – Vancouver, BC – Wheaton River Minerals Ltd. today reported net earnings of US$5.6 million or US$0.04 per share for 2002 compared to a net loss of US$10.7 million or US$0.18 per share in 2001.

Since acquiring the Mexican assets in June 2002:

•

Revenue more than tripled to US$35 million in 2002 compared to US$9 million in 2001;

•

Earnings from mining operations increased significantly to US$12.2 million in 2002 compared to US$1.5 million in 2001;

•

Gold equivalent sales were 106,337 ounces at a total cash cost of US$182 per ounce;

•

Ended the year with cash and cash equivalents of US$23 million.

Chairman and CEO Ian Telfer stated, “These spectacular results reflect the strong management and experienced personnel at our Mexican operations.”

A conference call to discuss these results will be held Thursday, March 20, 2003, at 4:00 p.m. Eastern Time (1:00 p.m. Pacific Time). You may join the call by dialing 1-877-888-4210, or 416-695-5261 for calls outside of Canada and the US.

Financial Statement Highlights

Year Ended December 31, 2002

(US Dollars)

The Company achieved substantial growth during the year to become a significant producer of gold and other precious metals, as a result of the acquisition of the Luismin mining operations in Mexico.

Acquisition of Luismin

On June 19, 2002, the Company acquired all of the outstanding shares of Luismin SA de CV (“Luismin”), a Mexican gold and silver producer that owns three mining operations, for a purchase price of $85,071,000.  Consequently, the results of operations of Luismin have been consolidated since that date.

During the year, the Company completed a private placement for gross proceeds of $82,068,000 to fund this acquisition.

Results of Operations

Net earnings for the year were $5,602,000 ($0.04 per share), compared with a net loss of $10,733,000 ($0.18 per share) in 2001.

Earnings from mining operations were $12,235,000 in 2002, compared with $1,503,000 in 2001, reflecting the Luismin acquisition during 2002.

The 2002 net earnings include earnings of $4,990,000 from the Mexican operations, for the six months from the date of acquisition to December 31, 2002.  During this period, the Company sold 106,337 gold equivalent ounces (59,662 ounces of gold and 3,208,924 ounces of silver) at an average price of $326 per ounce, generating revenues of $34,693,000.  Total cash costs were $182 per gold equivalent ounce.

In comparison, during 2001 Wheaton generated revenues of $9,010,000 through the sale of 33,711 ounces of gold from the Golden Bear mine in Canada.  Total cash costs were $167 per ounce, as 2001 was the last year of commercial production.  Reclamation of the site is now in process.

Net earnings for the three months ended December 31, 2002 were $2,577,000 ($0.01 per share), compared with $2,665,000 ($0.04 per share) in 2001.  During the quarter, the Company sold 55,593 gold equivalent ounces (32,270 ounces of gold and 1,672,206 ounces of silver) at an average price of $323 per ounce, generating revenues of $17,938,000.  Total cash costs were $184 per gold equivalent ounce.  Sales for the comparative period in 2001 were nominal.

Financial Position

The Company ended 2002 with cash and cash equivalents of $22,936,000 (2001 - $1,735,000) and net working capital of $ 24,422,000 (2001 - $17,372,000).

At December 31, 2002, total shareholders’ equity was $108,054,000 (2001 - $16,316,000) and total assets amounted to $152,098,000 (2001 - $21,207,000).

Outlook

Effective March 17, 2003, the Company acquired Rio Tinto’s 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina and 100% interest in the Peak gold mine in Australia, for cash consideration of $214 million.  In order to finance the acquisition, the Company raised gross proceeds of Canadian $333,500,000 by way of private placement, in what is believed to be the largest gold equity financing done in Canada.

As a result of this acquisition, the Company projects 2003 production, on an annualized basis, of 458,500 gold equivalent ounces at a cash cost of $124 per gold equivalent ounce.

Wheaton River Minerals Ltd.

Consolidated Statements of Operations

Years Ended December 31

(US dollars and shares in thousands, except per share amounts)

	2002	2001	2000
Sales	$34,693	$9,010	$28,608
Cost of sales	19,355	5,452	15,521
Royalties	28	215	917
Depreciation and depletion	3,028	324	3,283
Reclamation	47	1,516	-
	22,458	7,507	19,721
Earnings from mining operations	12,235	1,503	8,887
Expenses and other income
General and administrative	6,329	2,516	1,377
Exploration	2,126	340	700
Interest and finance fees	487	13	27
Depreciation	108	25	41
Property, plant and equipment written down	-	8,707	-
Restructuring expenses	-	1,501	-
Other income	(4,870)	(1,020)	(667)
	4,180	12,082	1,478
Earnings (loss) before income taxes	8,055	(10,579)	7,409
Income taxes	(2,453)	(154)	(198)
Net earnings (loss)	$5,602	$(10,733)	$7,211
Basic and diluted earnings (loss) per share	$0.04	$(0.18)	$0.14
Weighted-average number of shares outstanding	137,327	60,075	50,363

Wheaton River Minerals Ltd.

Consolidated Balance Sheets

At December 31

(US dollars and shares in thousands)

	2002	2001
Assets
Current
Cash and cash equivalents	$22,936	$1,735
Short-term money market instruments	-	13,013
Marketable securities	1,543	2,666
Accounts receivable	5,617	368
Product inventory	156	-
Supplies inventory	3,300	124
Other	782	526
	34,334	18,432
Reclamation deposits	933	2,017
Future income taxes	5,613	-
Property, plant and equipment	111,218	758
	$152,098	$21,207
Liabilities
Current
Accounts payable and accrued liabilities	$9,796	$1,000
Income taxes payable	116	60
	9,912	1,060
Future income taxes	17,509	-
Provision for reclamation and closure	11,271	3,831
Future employee benefits	5,352	-
	44,044	4,891
Shareholders' Equity
Special warrants	-	3,110
Share purchase options	410	317
Contributed surplus	600	600
Share capital
Preference shares - Authorized: unlimited shares, issuable in one or more series; Issued and outstanding: none
Common shares - Authorized: unlimited shares, no par value; Issued and outstanding: 190,400 (2001 - 56,601)	115,152	25,999
Deficit	(8,108)	(13,710)
	108,054	16,316
	$152,098	$21,207

Wheaton River Minerals Ltd.

Consolidated Statements of Cash Flows

Years Ended December 31

(US dollars in thousands)

	2002	2001	2000
Operating Activities
Net earnings (loss)	$5,602	$(10,733)	$7,211
Reclamation expenditures	(685)	(304)	(149)
Items not affecting cash
Depreciation and depletion	3,136	349	3,324
Provision for reclamation	47	1,516	-
Gain on sale of marketable securities	(3,593)	-	(11)
Gain on sale of property, plant and equipment	(1,090)	(299)	(136)
Future employee benefits	380	-	-
Future income taxes	2,606	-	-
Share purchase options	199	211	-
Property, plant and equipment written down	-	8,707	-
Deferred development and stripping amortized	-	993	2,466
Deferred revenue amortized	-	(378)	(3,802)
Other	-	6	(138)
Change in non-cash working capital	(2,241)	1,623	291
Cash generated by operating activities	4,361	1,691	9,056
Financing Activities
Special warrants issued	82,068	3,456	-
Common shares issued	2,421	437	174
Common share and special warrant issue costs	(5,251)	(373)	(134)
Common shares repurchased	-	(23)	(4)
Cash generated by financing activities	79,238	3,497	36
Investing Activities
Short-term money market instruments	13,013	(13,013)	-
Proceeds on sale of marketable securities	6,169	-	(7)
Proceeds on sale of subsidiary, net of cash sold	270	-	-
Reclamation deposits	250	(457)	26
Property, plant and equipment	(5,214)	(1,016)	(5,820)
Acquisition of Luismin SA de CV net of cash acquired	(76,886)	-	-
Cash applied to investing activities	(62,398)	(14,486)	(5,801)
Increase (decrease) in cash and cash equivalents	21,201	(9,298)	3,291
Cash and cash equivalents, beginning of year	1,735	11,033	7,742
Cash and cash equivalents, end of year	$22,936	$1,735	$11,033

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 20-F on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or visit www.wheatonriver.com.